Exhibit 99.8

THE WARRANTS HAVE NOT BEEN AND WILL NOT BE REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE “U.S. SECURITIES ACT”), OR THE SECURITIES LAWS OF ANY STATE OF THE UNITED STATES. THIS WARRANT MAY NOT BE EXERCISED IN THE UNITED STATES OR BY OR ON BEHALF OF, OR FOR THE ACCOUNT OR BENEFIT OF, A U.S. PERSON OR A PERSON IN THE UNITED STATES UNLESS AN EXEMPTION FROM THE REGISTRATION REQUIREMENTS OF THE U.S. SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS IS AVAILABLE. “UNITED STATES” AND “U.S. PERSON” ARE AS DEFINED BY REGULATION S UNDER THE U.S. SECURITIES ACT.

WARRANT TO PURCHASE ORDINARY SHARES
OF
AESTHETIC MEDICAL INTERNATIONAL HOLDINGS GROUP LIMITED

This Warrant (the “Warrant”), dated as of _____________, 2022 (the “Effective Date”), is issued to Peak Asia Investment Holdings V Limited, a BVI business company incorporated and existing under the laws of the British Virgin Islands, or its registered permitted assigns (the “Holder”), by Aesthetic Medical International Holdings Group Limited, an exempted company with limited liability organized and existing under the laws of the Cayman Islands (the “Company”).

1.	Purchase of Shares.

The Company hereby grants the Holder the right to purchase from the Company at any time or from time to time after the Closing Date (as defined in Section 3) and until December 15, 2024, such number of Ordinary Shares (as defined in the Restated Articles) of the Company (the “Warrant Shares”) equal to US$2,700,000 divided by the Exercise Price, subject to adjustment and change as provided herein and the Fourth Amended and Restated Memorandum of Association of the Company, as amended and/or restated from time to time (the “Restated Articles”).

2.	Exercise Price.

The per share exercise price for the Warrant Shares (the “Exercise Price”) shall be the USD Equivalent (as of the Closing Date) of RMB4.67 per Ordinary Share, as adjusted from time to time as provided herein and the Restated Articles.

For the purposes of this Warrant, “USD Equivalent” means, with respect to a particular date, the amount of USD calculated based on the central parity rate of RMB against USD announced by the People’s Bank of China one day prior to such date (it being understood that if such date is not a business day, the business day immediately before such date).

3.	Exercise Period.

This Warrant shall be exercisable at any time after the closing of all Proposed Transactions (such date, the “Closing Date”) and until 6:00pm (Hong Kong time) on December 14, 2024 (inclusive).

For the purposes of this Warrant, (a) “Proposed Transactions” has the meaning given to such term in the cooperation agreement dated as of the Effective Date between the Holder, Beacon Technology Investment Holdings Limited, Hainan Oriental Jiechuang Investment Partnership (Limited Partnership), Australia Wanda International Company Limited, the Company, Zhou Pengwu and Ding Wenting; (b) “Exit Payments Agreement” means the Exit Payments Agreement dated as of September 15, 2020 between the Holder, the Company, Zhou Pengwu and Ding Wenting, as such agreement may be amended and supplemented from time to time, (c) “Exit Payment” has the meaning given to such term in the Exit Payment Agreement. Capitalized terms not otherwise defined shall have the meanings ascribed to them in such agreement.

4.	Reservation of Shares; Non-Circumvention.

4.1              The Company shall at all times reserve and keep available for issuance and delivery upon exercise of this Warrant such number of Ordinary Shares, and for issuance and delivery upon conversion of the Warrant Shares, such number of Ordinary Shares of the Company. All such shares shall be duly authorized, and when issued upon such exercise or conversion, shall be validly issued, fully paid and non-assessable, free and clear of all liens, security interests, charges and other encumbrances or restrictions, other than those restrictions imposed by the Act or this Warrant or, the Restated Articles, or the shareholders agreement of the Company (as applicable).

4.2              The Company hereby covenants and agrees that the Company will not, by amendment of its constitutional documents, or through any reorganization, transfer of assets, consolidation, merger, scheme of arrangement, dissolution, issue or sale of securities, or any other voluntary action, avoid or seek to avoid the observance or performance of any of the terms of this Warrant, and will at all times in good faith carry out all of the provisions of this Warrant.

5.	Method of Exercise.

5.1              While this Warrant remains outstanding and exercisable in accordance with Section 1 above, the Holder may at any time exercise in whole (but not in part) the purchase rights evidenced hereby with respect to the Warrant Shares (but not a fraction of a share) pursuant to the terms and conditions hereunder.

5.2               The Company agrees that the Warrant Shares to be purchased pursuant to this Warrant shall be deemed to be issued as of the close of business on the date on which this Warrant shall have been exercised. Such exercise shall be effected by the delivery of the Warrant, together with a duly executed copy of Exercise Notice in the form attached hereto as Exhibit I, to the Company, which includes notification to the Company that this Warrant is being exercised pursuant to a Cashless Exercise (as defined in Section 5.3) or Exit Payment Set-Off (as defined in Section 5.4).

5.3              Cashless Exercise.

(a)                Notwithstanding anything contained herein to the contrary, where the Exit Payment due to the Holder pursuant to Section 2.1 of the Exit Payments Agreement is US$1,350,000, the Holder may, in its sole discretion, exercise this Warrant and elect instead to receive upon such exercise the “Net Number” of Ordinary Shares determined according to the following formula (a “Cashless Exercise”):

Net Number = (A / C) – [(A/2) / B]

For purposes of the foregoing formula:

A =	US$2,700,000.

B =

the arithmetic average of the Weighted Average Prices of the Ordinary Shares for the ten (10) consecutive Trading Days ending on the date immediately preceding the date of the Exercise Notice calculated based on the arithmetic average of the Weighted Average Prices of the American Depository Shares of the Company for the ten (10) consecutive Trading Days ending on the date immediately preceding the date of the Exercise Notice (the “Weighted Average Prices”).

C =	the Exercise Price then in effect at the time of such exercise.

(b)               Notwithstanding anything contained herein to the contrary, where the Exit Payment due to the Holder pursuant to Section 2.1 of the Exit Payments Agreement is US$0, the Holder may, in its sole discretion, exercise this Warrant, and elect instead to receive upon such exercise the “Net Number” of Ordinary Shares determined according to the following formula:

Net Number = (A / C) – (A / B)

For purposes of the foregoing formula:

A =	US$2,700,000

B =	the Weighted Average Prices.

C =	the Exercise Price then in effect at the time of such exercise.

5.4              Exit Payment Set-Off.

(a)                Prior to 14 December 2024, the Holder may, in its sole discretion, exercise this Warrant in whole (but not in part), by way of set off against the right to receive Exit Payment payable by the Company to the Holder under the Exit Payments Agreement.

(b)               On 14 December 2024 (or the next Business Day where 14 December 2024 is not a Business Day), the Holder may, in its sole discretion, exercise this Warrant in whole (but not in part), by way of set off against the Exit Payment payable by the Company to the Holder under the Exit Payments Agreement (“Exit Payment Set-Off”), where the Exit Payment to the Holder pursuant to Section 2.1 of the Exit Payments Agreement is US$2,700,000.

(c)                Notwithstanding anything else to the contrary contained herein or in the Exit Payment Agreement, upon the exercise of the Warrant, the Exit Payments Agreement shall immediately terminate with no further force and effect and for the avoidance of doubt, the Exit Payment shall be deemed to have been satisfied, and the Holder, the Company and the Founders shall be released from any and all claims, obligations and liabilities arising from or relating to the Exit Payments Agreement.

5.5              Holding Period. For purposes of Rule 144(d) promulgated under the 1933 Act, as in effect on the date hereof, the Company hereby acknowledges and agrees that the Warrant Shares issued in a Cashless Exercise shall be deemed to have been acquired by the Holder, and the holding period for the Warrant Shares shall be deemed to have commenced, on the Closing Date.

6.	Actions to Be Taken by Company upon Exercise of Warrant.

No ink-original Exercise Notice shall be required, nor shall any medallion guarantee (or other type of guarantee or notarization) of any Exercise Notice form be required.  The Holder shall not be required to deliver the original Warrant in order to effect an exercise hereunder.  On or before the first (1st) Trading Day following the date on which the Holder has delivered the applicable Exercise Notice, the Company shall transmit by electronic mail an acknowledgment of confirmation of receipt of the Exercise Notice to the Holder and the Company’s transfer agent (the “Transfer Agent”).  On or before the earlier of (i) the second (2nd) Trading Day and (ii) the standard settlement period, expressed in a number of Trading Days, on the Company’s Principal Market with respect to the Ordinary Shares as in effect on the date of delivery of a certificate representing Shares or Warrants Shares, as the case may be, issued with a restrictive legend (the “Standard Settlement Period”), in each case following the date of delivery of the applicable Exercise Notice (the “Share Delivery Date”), the Company shall (X) if the Transfer Agent is participating in The Depository Trust Company (“DTC”) Fast Automated Securities Transfer Program, upon the request of the Holder, credit such aggregate number of Warrant Shares to which the Holder is entitled pursuant to such exercise to the Holder’s or its designee’s balance account with DTC through its Deposit Withdrawal At Custodian system, or (Y) if the Transfer Agent is not participating in the DTC Fast Automated Securities Transfer Program or the Warrant Shares cannot be credited to the Holder’s or its designee’s balance account with DTC for any reason, credit the Holder’s or its designee’s balance account with the Company’s Transfer Agent or issue and dispatch by overnight courier to the address as specified in the Exercise Notice, a certificate, registered in the Company’s share register in the name of the Holder or its designee, for the number of Warrant Shares to which the Holder is entitled pursuant to such exercise.  If there is an effective registration statement permitting the issuance of the Warrant Shares to or resale of the Warrant Shares by the Holder or the Warrant Shares are eligible for resale by the Holder without volume or manner-of-sale limitations pursuant to Rule 144, the Warrant Shares shall be issued free of restrictive legends and the Company shall cause its counsel to deliver an opinion to Transfer Agent in connection therewith. Upon delivery of the Exercise Notice, the Holder shall be deemed for all corporate purposes to have become the holder of record of the Warrant Shares with respect to which this Warrant has been exercised, irrespective of the date such Warrant Shares are credited to the Holder’s DTC account or the date of delivery of the certificates evidencing such Warrant Shares, as the case may be.

7.	Registration Rights

7.1              Demand Registration.

(a)                Grant of Right. The Company, upon written demand (a “Demand Notice”) of the Holder, agrees to register for twice, and only twice, on Form F-3 (if available) or Form F-1 (if Form F-3 is not available) all or any portion of the Warrant Shares (after the exercise of the Warrants) (collectively, the “Registrable Securities”). On such occasion, the Company will file a registration statement with the United States Securities and Exchange Commission (“Commission”) covering the Registrable Securities within sixty (60) days after receipt of a Demand Notice and use its reasonable best efforts to have the registration statement declared effective promptly thereafter, subject to compliance with review by the Commission; provided, however, that the Company shall not be required to comply with a Demand Notice if the Company has filed a registration statement with respect to which the Holder is entitled to piggyback registration rights pursuant to Section 7.2 hereof and either: (i) the Holder has elected to participate in the offering covered by such registration statement or (ii) if such registration statement relates to an underwritten primary offering of securities of the Company, until the offering covered by such registration statement has been withdrawn or until thirty (30) days after such offering is consummated. The Company covenants and agrees to give written notice of its receipt of any Demand Notice by any Holder(s) to all other registered Holders of the Warrants and/or the Registrable Securities within ten (10) days after the date of the receipt of any such Demand Notice.

(b)               Terms. The Company shall bear all fees and expenses attendant to the first-time registration of the Registrable Securities pursuant to Section 7.1(a), but the Holder shall pay or reimburse the Company promptly, all fees and expenses attendant to any subsequent registration of the Registrable Securities pursuant to Section 7.1(a). The Holder shall pay any and all underwriting commissions and the expenses of any legal counsel selected by the Holder to represent it in connection with the sale of the Registrable Securities. The Company agrees to use its best efforts to cause the filing required herein to become effective promptly and to qualify or register the Registrable Securities in such States as are reasonably requested by the Holder; provided, however, that in no event shall the Company be required to register the Registrable Securities in a State in which such registration would cause: (i) the Company to be obligated to register or license to do business in such State or submit to general service of process in such State or (ii) the principal shareholders of the Company to be obligated to escrow their shares of the Company. The Company shall cause any registration statement filed pursuant to the demand right granted under Section 7.1(a) to remain effective for a period of at least twelve (12) consecutive months after the date that the Holder of the Registrable Securities covered by such registration statement are first given the opportunity to sell all of such securities. The Holder shall only use the prospectuses provided by the Company to sell the Warrant Shares covered by such registration statement, and will immediately cease to use any prospectus furnished by the Company if the Company advises the Holder that such prospectus may no longer be used due to a material misstatement or omission.

7.2              “Piggy-Back” Registration.

(a)                Grant of Right. In addition to the demand right of registration described in Section 7.1 hereof, the Holder shall have the right to include the Registrable Securities as part of any other registration of securities filed by the Company (other than in connection with a transaction contemplated by Rule 145(a) promulgated under the Securities Act or pursuant to Form S-8 or any equivalent form); provided, however, that if, in connection with any offering involving an underwriting of the securities the Company, the managing underwriter(s) thereof shall, in its reasonable discretion, impose a limitation on the number of Ordinary Shares which may be included in the Registration Statement because, in such underwriter(s)’ judgment, marketing or other factors dictate such limitation is necessary to facilitate public distribution, then the Company shall be obligated to include in such Registration Statement only such limited portion of the Registrable Securities with respect to which the Holder requested inclusion hereunder as the underwriter shall reasonably permit. Any exclusion of Registrable Securities shall be made pro rata among the Holders seeking to include Registrable Securities in proportion to the number of Registrable Securities sought to be included by such Holders.

(b)               Terms. The Company shall bear all fees and expenses attendant to registering the Registrable Securities pursuant to Section 7.2(a) hereof, but the Holder shall pay any and all underwriting commissions and the expenses of any legal counsel selected by the Holder to represent such Holder in connection with the sale of the Registrable Securities. In the event of such a proposed registration, the Company shall furnish the then Holders of outstanding Registrable Securities with not less than fifteen (15) days written notice prior to the proposed date of filing of such registration statement. Such notice to the Holders shall continue to be given for each registration statement filed by the Company until such time as all of the Registrable Securities have been sold by the Holder. The holders of the Registrable Securities shall exercise the “piggy-back” rights provided for herein by giving written notice within five (5) days of the receipt of the Company’s notice of its intention to file a registration statement. There shall be no limit on the number of times the Holder may request registration under this Section 7.2.

7.3              General Terms.

(a)                Indemnification. The Company shall indemnify the Holder(s) of the Registrable Securities to be sold pursuant to any registration statement hereunder against all loss, claim, damage, expense or liability (including all reasonable attorneys’ fees and other expenses reasonably incurred in investigating, preparing or defending against any claim whatsoever) to which any of them may become subject under the Securities Act, the Exchange Act or otherwise, arising from any untrue or alleged untrue statement of a material fact contained in, or any omission of any material fact from, such registration statement. The Holder(s) of the Registrable Securities to be sold pursuant to such registration statement, and their successors and assigns, shall severally, and not jointly, indemnify the Company, against all loss, claim, damage, expense or liability (including all reasonable attorneys’ fees and other expenses reasonably incurred in investigating, preparing or defending against any claim whatsoever) to which they may become subject under the Securities Act, the Exchange Act or otherwise, arising from information furnished by or on behalf of such Holders, or their successors or assigns, in writing, for specific inclusion in such registration statement.

(b)               Exercise of Warrants. Nothing contained in this Warrant shall be construed as requiring the Holder(s) to exercise their Warrants prior to or after the initial filing of any registration statement or the effectiveness thereof.

(c)                Documents Delivered to Holders. The Company shall deliver promptly to each Holder participating in the offering reasonably requesting the correspondence and memoranda described below and to the managing underwriter, if any, copies of all material correspondence between the Commission and the Company, its counsel or auditors and all material memoranda relating to discussions with the Commission or its staff with respect to the registration statement and permit each Holder and underwriter to do such investigation, upon reasonable advance notice, with respect to information contained in or omitted from the registration statement as it deems reasonably necessary to comply with applicable securities laws. Such investigation shall include access to books, records and properties and opportunities to discuss the business of the Company with its officers and independent auditors, all to such reasonable extent and at such reasonable times as any such Holder shall reasonably request.

(d)               Documents to be Delivered by Holder(s). Each of the Holder(s) participating in any of the foregoing offerings shall furnish to the Company information that the Company may reasonably request.

(e)                Remedies. Should the registration or the effectiveness thereof required by Sections 7.1 or 7.2 hereof be materially delayed by the Company or the Company otherwise fails to comply with such provisions in material aspects, the Holder(s) shall, in addition to any other legal or other relief available to the Holder(s), be entitled to obtain specific performance or other equitable (including injunctive) relief against the breach of such provisions or the continuation of any such breach, without the necessity of proving actual damages.

8.	Adjustment of Exercise Price and Number of Shares.

The number of Ordinary Shares (or any shares or other securities at the time issuable upon exercise of this Warrant) purchasable upon exercise of this Warrant and the Exercise Price shall be subject to adjustment from time to time as follows:

8.1              Adjustment for Share Dividends, Subdivisions, Combinations or Consolidations of Ordinary Shares. In the event the outstanding Ordinary Shares shall be (i) subdivided (by share dividend, share split, subdivision or otherwise), into a greater number of Ordinary Shares; or (ii) shall be combined or consolidated, by reclassification or otherwise into a lesser number of Ordinary shares, the Exercise Price of this Warrant and the number of Warrant Shares issuable upon exercise of this Warrant (or any shares or other securities at the time issuable upon exercise of this Warrant) then in effect shall, concurrently with the effectiveness of such subdivision or combination, be proportionately increased or decreased. Any adjustment under this Section 8.1 shall become effective at the close of business on the date the dividend of shares, division or combination of shares, or other similar event becomes effective.

8.2              Adjustment for Other Distributions. In the event the Company at any time or from time to time makes, or files a record date for the determination of holders of Ordinary Shares entitled to receive any distribution payable in securities or assets of the Company other than Ordinary Shares, then and in each such event provision shall be made so that the holder of this Warrant, upon exercise of this Warrant at any time after the consummation, effective date or record date of such event, shall receive, in addition to the Warrant Shares issuable upon such exercise, the amount of securities or such other assets of the Company to which the holder of this Warrant would have been entitled (or a reasonable substitute therefor) upon such effective date or record date had the holder of this Warrant exercised this Warrant immediately prior thereto, subject to all other adjustment called for during such period hereunder and under the Restated Articles and provided that each share issued pursuant to exercise of this Warrant is issued for a consideration not less than the par value of such share.

8.3              Adjustment for Merger and Consolidation. If the Company is consolidated, merged or amalgamated with or into another person or entity, then and in each such event and in each such case, the holder of this Warrant, upon the exercise of this Warrant, at any time after the consummation of such event, shall be entitled to receive, in lieu of the shares or other securities and property receivable upon the exercise of this Warrant prior to such consummation, the shares or other securities or property to which the holder of this Warrant would have been entitled upon the consummation of such event had the holder of this Warrant exercised this Warrant immediately prior thereto (all subject to further adjustment as provided herein), and the successor or purchasing entity in such event (if other than the Company) shall duly execute and deliver to the holder of this Warrant a supplement hereto acknowledging such entity’s obligations under this Warrant; and, in any such case, appropriate adjustment shall be made in the application of the provisions herein set forth with respect to the rights and interests thereafter of the holder of this Warrant to the extent that the provisions set forth herein (including provisions with respect to changes in and other adjustments of the number of Warrant Shares the holder of this Warrant is entitled to purchase) shall thereafter be applicable, as nearly as possible, in relation to other securities or other property thereafter deliverable upon the exercise of this Warrant.

8.4              Notice of Adjustments. The Company shall promptly give the holder of this Warrant written notice of each adjustment or readjustment of the Exercise Price or the number of Warrant Shares or other securities issuable upon exercise of this Warrant. The notice shall describe the adjustment or readjustment and show in reasonable detail the facts on which the adjustment or readjustment is based.

9.	Payment of Fees and Expenses.

9.1              Save as set out in Section 9.2, the Company and the Holder shall each pay its own costs of collection when incurred and other expenses related to the Warrant, including, without limitation, reasonable attorneys’ fees, costs and other expenses.

10.	Transfers of Warrant.

This Warrant and all rights hereunder are not transferable or assignable in whole or in part by the holder of this Warrant except to any of its affiliates, and such transferee shall become party, as a “Holder” hereunder. The transfer shall be recorded on the books of the Company upon the surrender of this Warrant, properly endorsed, to the Company at its principal offices. In the event of a partial transfer, the Company shall issue to the transferor and the transferee new Warrants of like tenor and date for the applicable number of Warrant Shares. Notwithstanding anything to the contrary in this Warrant, any transfer or assignment of this Warrant shall be prohibited if the proposed transferee or assignee is a competitor of the Company, or if the proposed transfer or assignment would or would be reasonably expected to contravene any applicable laws, rules or regulations.

11.	Loss or Mutilation.

Subject to the receipt of evidence reasonably satisfactory to the Company of the loss, theft, destruction or mutilation of this Warrant and, in the case of loss, theft or destruction, on delivery of an indemnity agreement reasonably satisfactory in form and substance to the Company or, in the case of mutilation, on surrender and cancellation of this Warrant, the Company, at the expense of the Holder, shall execute and deliver, in lieu of this Warrant, a new warrant of like tenor and amount.

12.	Successors and Assigns.

Subject to the terms hereunder, this Warrant shall be binding upon and inure to the benefit of the Company, the Holder and their successors and assigns.

13.	Amendments and Waivers.

Any term of this Warrant may be amended and the observance of any term of this Warrant may be waived (either generally or in a particular instance and either retroactively or prospectively), only with the written consent of the Company and the Holder.

14.	Notices.

Each notice, demand or other communication given or made under this Warrant shall be in writing in English and delivered or sent to the relevant party at its address, fax number or email address set out below (or such other address, fax number or email address as the addressee has by five days' prior written notice specified to the other parties). Any notice, demand or other communication given or made by letter between countries shall be delivered by air mail. Any notice, demand or other communication so addressed to the relevant party shall be deemed to have been delivered, (a) if delivered in person or by messenger, when proof of delivery is obtained by the delivering party; (b) if sent by post within the same country, on the third day following posting, and if sent by post to another country, on the seventh day following posting; (c) if given or made by fax, upon dispatch and the receipt of a transmission report confirming dispatch; and (d) if given or made by email, at the time of transmission. The initial address, email address and facsimile for each party for the purposes of this Warrant are:

if to Holder:

c/o ADV Partners Management Pte Ltd
Address: 5 Shenton Way, #13-03 UIC Building, Singapore 068808
Fax: +65 6235 0325
Attn: ADV Operations (Project Cixi)
Email: operations@advpartners.com

if to the Company:

Address: Room 1202, Building B, Zhihui Guangchang, 4068 Qiaoxiang Road, Nanshan District, Shenzhen, Guangdong Province, P.R.C. 518053
Telephone: +86 13928620496
Attn: Toby Guanhua Wu
Email : toby@pengai.com.cn

When computing any time period in this Warrant, the following rules shall apply: (a) the day marking the commencement of the time period shall be excluded but the day of the deadline or expiry of the time period shall be included; and (b) any day that is not a Business Day shall be included in the calculation of the time period (unless the relevant time period is stated to include only Business Days); however, if the day of the deadline or expiry of the time period falls on a day which is not a Business Day, the deadline or time period shall be extended to the next following Business Day.

15.	Attorneys’ Fees.

If any action of law or equity is necessary to enforce or interpret the terms of this Warrant, the prevailing party shall be entitled to reimbursement of its reasonable attorneys’ fees, costs and disbursements in addition to any other relief to which it may be entitled.

16.	Governing Law.

This Warrant and the legal relations among the parties shall be governed by, and construed and enforced in accordance with, the laws of Hong Kong, without regard to its conflict of laws rules.

17.	Dispute Resolution.

Any dispute, controversy or claim arising out of or relating to this Warrant, or the breach, termination or invalidity thereof shall be settled by arbitration in Hong Kong with the Hong Kong International Arbitration Centre (“HKIAC”) in accordance with the Hong Kong International Arbitration Centre Procedures for the Administration of International Arbitration in force at the time of arbitration (“HKIAC Rules”). The arbitration shall be conducted in Hong Kong, and the language of the arbitration shall be English. For the arbitration tribunal, there shall be three (3) arbitrators appointed in accordance with the HKIAC Rules. The appointment of the third arbitrator shall be agreed by the claimant and the respondent. If they fail to reach such an agreement within thirty (30) days after the appointment of the first member of the arbitration tribunal, the HKIAC shall appoint the third arbitrator. Judgment upon any award rendered in such arbitration will be final and binding upon the parties thereto and may be enforced in any court having jurisdiction thereof.

18.	No Presumption.

The parties acknowledge that any applicable law that would require interpretation of any claimed ambiguities in this Warrant against the party that drafted it has no application and is expressly waived. If any claim is made by a party relating to any conflict, omission or ambiguity in the provisions of this Warrant, no presumption or burden of proof or persuasion will be implied because this Warrant was prepared by or at the request of any party or its counsel.

19.	Counterparts.

This Warrant may be executed in one or more counterparts, including counterparts transmitted by facsimile or e-mail, each of which shall be deemed to be an original, but all of which together shall constitute one and the same instrument. Delivery of executed signature pages by facsimile or electronic transmission (via scanned PDF) by all parties will constitute effective and binding execution and delivery of this Warrant.

20.	Certain Definitions. For purposes of this Warrant, the following terms shall have the following meanings:

(a)       “1933 Act” means the Securities Act of 1933, as amended.

(b)       “Principal Market” means The Nasdaq Global Market.

(c)        “Trading Day” means any day on which the Ordinary Shares are traded on the Principal Market, or, if the Principal Market is not the principal trading market for the Ordinary Shares on such day, then on the principal securities exchange or securities market on which the Ordinary Shares are then traded.

(d)       “Weighted Average Price” means, for any security as of any date, the dollar volume-weighted average price for such security on the Principal Market during the period beginning at 9:30:01 a.m., New York time (or such other time as the Principal Market publicly announces is the official open of trading), and ending at 4:00:00 p.m., New York time (or such other time as the Principal Market publicly announces is the official close of trading), as reported by Bloomberg Financial Markets through its “Volume at Price” function.

[SIGNATURES ON FOLLOWING PAGES]

IN WITNESS WHEREOF, the parties have executed this Warrant as of the date first written above.

Company

Aesthetic Medical International Holdings Group Limited

By:
Name:
Title:

SIGNATURE PAGE TO WARRANT TO PURCHASE ORDINARY SHARES

IN WITNESS WHEREOF, the parties have executed this Warrant as of the date first written above.

ACCEPTED AND AGREED BY:

Peak Asia Investment Holdings V Limited

By:
Name:
Title:

SIGNATURE PAGE TO WARRANT TO PURCHASE ORDINARY SHARES

EXHIBIT I

FORM OF EXERCISE NOTICE

To:          Aesthetic Medical International Holdings Group Limited

The undersigned hereby elects to purchase                       ordinary shares of Aesthetic Medical International Holdings Group Limited (“Company”), pursuant to the terms of the attached Warrant (the “Warrant”).

The undersigned notifies the Company that payment of the Exercise Price shall be made as:

[a Cashless Exercise] with respect to [•] Warrant Shares [in accordance with Section 5.3 of the Warrant]

[an Exit Payment Set Off] with respect to [•] Warrant Shares [in accordance with Section 5.4 of the Warrant]

Please issue the Ordinary Shares into which the Warrant is being exercised to the Holder, or for its benefit, as follows:

☐ Check here if requesting delivery as a certificate to the following name and to the following address:

Issue to:

Address:
Telephone Number:
Facsimile Number:

☐ Check here if requesting delivery by Deposit/Withdrawal at Custodian as follows:

DTC Participant:

DTC Number:

Account Number:

Exhibit I

HOLDER:

By:

Address:

Date:

SIGNATURE PAGE TO WARRANT TO PURCHASE ORDINARY SHARES

ACKNOWLEDGMENT

The Company hereby acknowledges this Exercise Notice and hereby directs the Company to issue the above indicated number of shares of Ordinary Shares in accordance with the Transfer Agent Instructions dated [•], 2022 from the Company and acknowledged and agreed to by [•]

Aesthetic Medical International Holdings Group Limited

By:

Name:

Title:

Exhibit I